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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   X    Form 40-F
                -----           -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes       No  X
         -----    -----

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         .)
                                                  -------

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                          [SAIC LOGO]    [TEC LOGO]    [CNH LOGO]

                        NEWS RELEASE

                        For Immediate Release

                        CNH GLOBAL ANNOUNCES JOINT VENTURE AGREEMENT WITH SHANGHAI TRACTOR & INTERNAL COMBUSTION ENGINE CORP.

                        SHANGHAI, China - (April 9, 2001) - CNH Global N.V.
            For more    (NYSE: CNH) and Shanghai Tractor and Internal Combustion
information contact:    Engine Corporation, a wholly-owned subsidiary of
    Jeffrey T. Walsh    Shanghai Automotive Industry Corporation (Group),
          CNH Global    announced today they will form a joint venture company
      1 847 955 3939    to manufacture, distribute and ultimately export
     44 1268 29 5111    agricultural tractors under 100 horsepower.


                        The two companies signed the agreement today establishing Shanghai New Holland Agricultural Machinery Corp., Ltd. Annual output is expected to reach over 18,000 tractors and about 16,000 engines within five years, with initial employment at 1,550 people. CNH will hold a 60 percent equity share and Shanghai Tractor will hold the remaining 40 percent equity share. The joint venture company will be based in Shanghai Tractor's existing facility in Shanghai.


                        "The combination of our companies creates a powerful joint venture company. Shanghai Tractor leads tractor sales in China and CNH is the number one manufacturer of tractors and combines worldwide," said Paolo Monferino, president and chief executive officer of CNH Global. "Shanghai New Holland will have the benefit of the New Holland brand's depth of technology and broad distribution as well as Shanghai Tractor's distribution channels and excellent reputation."


                        "We expect this joint venture company will foster improved local economic activity through New Holland's advanced technology and increased farm productivity in the world's most populous country," Monferino added.


                        According to terms of the agreement, CNH will make available certain of its New Holland tractor technology and will integrate Shanghai New Holland into its global sourcing pattern. As the joint venture develops and market conditions allow, CNH and Shanghai Tractor expect the joint venture to introduce other agricultural equipment, such as combine harvesters. Shanghai Tractor will open its distribution network to the joint venture company.


                             CNH Global N.V. Global Management Office
                        100 South Saunders Road Lake Forest, IL 60045 U.S.A.
                                         http://www.cnh.com

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                        "Shanghai New Holland Agricultural Machinery Corp. Ltd.
                        is an alliance of two strong companies. We expect our joint venture to capitalize on each party's advantages and to share the resources of both sides to maintain the leading position in the Chinese agricultural equipment industry. We expect the JV to participate in the process of globalization of the Chinese economy and ultimately be a world-class supplier of agricultural machinery," said Li Ji Rong, general manager of Shanghai Tractor and Internal Combustion Engine Corp.


                        Shanghai Tractor is the leading manufacturer of 50-65 horsepower tractors in China. Through Shanghai New Holland and its Harbin New Holland joint venture, CNH's New Holland brand will now offer a full range of horsepower options within China.


                                                 ####


                        Shanghai Tractor & Internal Combustion Engine Corp., a wholly owned subsidiary of Shanghai Automotive Industry Corporation (Group), is the recognized leader in medium horsepower tractor applications and serves to foster the increasing mechanization of farms throughout China. The company has 80 percent market share in its related segment and has significant expertise in medium horsepower tractor applications. Shanghai Brand tractors are a well-known trade mark authorized by the City of Shanghai and in each of the last five years, have been awarded the title of Shanghai Famous Brand Product and Customer Satisfaction Product.


                        CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.


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                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             CNH Global N.V.



                                             By: /s/ Debra E. Kuper
                                                 ----------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary


April 9, 2001